City of Buenos Aires, July 8th, 2025

BOLSAS Y MERCADOS ARGENTINOS S.A.

COMISIÓN NACIONAL DE VALORES

Ref.: Relevant fact. Extension of transition period of the Hidroeléctrica Los Nihuiles S.A. concession.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations at Pampa Energía S.A., in relation to the relevant facts published on June 4, 2024 under ID 3209068, on June 11, 2024 under ID 3212089, October 22, 2024 under ID 3270211, and January 7, 2025 under ID 3302758, to inform you that on July 2, 2025, the Board of Directors of Hidroeléctrica Los Nihuiles S.A. (“HINISA”) considered:

- that on May 26, 2025, Provincial Law 9630 was published in the Official Gazette of Mendoza, declaring a state of emergency for the Los Nihuiles Hydroelectric System for a period of 14 months from its enactment, and provides for the continuation of the transition period provided for in the aforementioned decrees “until compliance with the obligations arising from the concession contract with Hidroeléctrica Los Nihuiles S.A. is verified” (Article 2). Likewise, Article 4 of the law expressly states that “the continuation of the transition period provided for in Article 2 and the authorization established in Article 3 of this law are granted without prejudice to the authorizations that must be granted by the National Government, pursuant to the provisions of Laws No. 15,336 and No. 24,065”;

- that with respect to the provisions of Law 9630, HINISA has fully and timely complied with its obligations throughout the term of the concession contracts and the subsequent transition period; and

- that, to date, the National Government has not issued a ruling or granted the required authorizations.

In these circumstances, at the end of the contractual transition period, HINISA is taking the necessary steps to reach an agreement with the Grantors, maintaining the principle of cooperation and collaboration that prevailed during the term of the concession and, with the aim of safeguarding the concessioned assets and not affecting the supply of electricity in the Wholesale Electricity Market, HINISA will continue to operate the Los Nihuiles Hydroelectric Complex, without this implying consent to any unilateral extension of the transition period or the assumption of additional obligations or responsibilities.

Finally, it should be noted that the aforementioned situation is extraordinary, that HINISA diligently fulfilled all its obligations under the concession contracts, and that the company is available to proceed with the delivery of the aforementioned assets as soon as the competent authorities so decide and/or to sign the necessary agreements to provide certainty to this situation of uncertainty on the part of the competent authorities.

Sincerely,

_____________________________

María Agustina Montes

Head of Market Relations